December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (312) 621-6644

Mr. Brian A. Kenney
Chief Executive Officer
GATX Corporation
500 West Monroe Street
Chicago, IL 60661

>   **Re: GATX Corporation**
>   **Definitive 14A**
>   **Filed March 15, 2007**
>   **File No. 001-02328**

Dear Mr. Kenney:

We have reviewed your response letter dated October 16, 2007 and have the
following comments. Please respond to our comments by December 21, 2007 or tell us
by that time when you will provide us with a response. If the comments request revised
disclosure in future filings, please confirm in writing that you will comply with the
comments in your future filings and also explain to us how you intend to comply. We
welcome any questions you may have about our comments or any other aspect of our
review.

1. We note your response to prior comment 3. You are required to identify all
   companies against which you benchmark compensation of your named executive
   officers. While your response indicates that the surveys provided you with a
   "general understanding of pay levels" at similarly sized companies for positions
   with duties that were comparable across companies, which suggests that you did
   not benchmark your named executive officer compensation, your disclosure in
   your proxy at page 9, indicating that "GATX targets the level of compensation on
   each element in the pay program near median levels reported in nationally
   recognized published compensation surveys for companies of comparable revenue
   size in a broad range of industries," suggests otherwise. In the future, to the
   extent the compensation committee is benchmarking compensation against
   surveys and such benchmarking is a material consideration to the committee's
   determination of compensation levels, please identify the component companies.
   Please confirm that you will comply with this comment in future filings.

2. While we note your response to prior comment 5, we re-issue the comment. Your proxy disclosure specifically states, and your supplemental response confirms, that individual performance affects compensation. It appears that individual performance is material and should be discussed in greater detail. To the extent you contend that performance targets need not be disclosed, we request that you provide a detailed analysis in support of confidential treatment. Alternatively, please remove the qualifications contained in your supplemental response and confirm that you will revise your disclosure to more clearly explain the impact of individual performance on the compensation (including base salary and annual and long-term incentive compensation) awarded to your named executive officers.

    Please contact me at (202) 551-3314 with any questions.

                                            Sincerely,

                                            Daniel Morris
                                            Attorney-Advisor